August 5, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Jaea Hahn

Re:  Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)

Dear Ms. Hahn:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 287 and Amendment No. 287 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“Securities Act”) on March 13, 2024 relating to the Guggenheim Active INvestment Series (GAINS) – Core Plus Fund (“Core Plus Fund”) and Guggenheim Active INvestment Series (GAINS) – Limited Duration Fund (“Limited Duration Fund”) (each, a “Fund” and, together, the “Funds”), each a series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and James V. Catano and Stephen Choi of Dechert LLP on May 1, 2024. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below:

General Comment

1.

Comment:   Please note that, unless stated otherwise, comments with respect to one section of the prospectus or statement of additional information (“SAI”) apply to corresponding disclosure in any other section(s) of the filing that contain the same or similar disclosure.

Response: The Registrant acknowledges this comment.

Comments Relating to the Prospectus

Comment Relating to Fees and Expenses of the Funds

2.

Comment:   Prior to filing the Registrant’s registration statement with respect to the Funds pursuant to Rule 485(b) under the Securities Act, please provide via EDGAR correspondence completed fee and expense tables and expense examples required by Item 3 of Form N-1A.

Response:  Although financial information, including completed fee and expense tables, is typically filed pursuant to Rule 485(b) under the Securities Act, to address the SEC staff’s comment, we refer to Appendix A to this letter, which includes the completed fee and expense tables and expense examples required by Item 3 of Form N-1A.

3.

Comment:  Please revise the footnote to the Annual Fund Operating Expenses table for each Fund as follows: “The Investment Manager is only entitled to reimbursement by the Fund of expenses reimbursed during any of the previous 36 months beginning on the date of the expense limitation agreement, provided that the Operating Expenses after taking into account the reimbursement do not exceed the then-applicable expense cap or the current expense cap.”

Response:  The Registrant confirms that the Investment Manager is not entitled to reimbursement by the Funds of expenses reimbursed under the current expense limitation agreement. Accordingly, the corresponding disclosure has been removed from the prospectus and SAI.

Comments Relating to the Principal Investment Strategies

4.

Comment:  Please confirm the section of each Fund’s prospectus entitled “Principal Investment Strategies” reflects the Fund’s principal investment strategies or revise the disclosure by removing any investment strategies not considered to be principal.

Response:  The Registrant confirms that the section of each Fund’s prospectus entitled “Principal Investment Strategies” reflects the Fund’s reasonably anticipated principal investment strategies from time to time. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment at this time.

5.

Comment:  Please confirm whether each type of debt instrument listed in the section of each Fund’s prospectus entitled “Principal Investment Strategies” is reasonably anticipated to be a principal investment of the Fund and clarify whether there are any percentage limitations on the amount of certain investments, such as the Fund’s investment in restricted securities.

Response:   The Registrant confirms that the debt instruments listed in the section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies” reflect the Fund’s reasonably anticipated principal investments from time to time. Each Fund is not subject to any percentage limitations with respect to such investments, other than those under the Investment Company Act of 1940 (the “1940 Act”) or the Fund’s fundamental investment policies. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment at this time.

6.

Comment:  Please clarify whether a Fund will invest in investment vehicles advised by the Investment Manager or its affiliates and, if so, supplementally explain how the Fund will comply with Section 12(d)(1) of the 1940 Act.

Response:  The Registrant confirms that each Fund may invest in investment vehicles advised by the Investment Manager or its affiliates. The Registrant has implemented changes in response to this comment. The Registrant confirms that the Funds intend to comply with Section 12(d)(1) of the 1940 Act by investing in investment companies in amounts below the limitations set forth in Section 12(d)(1) or otherwise in compliance with an exemptive rule or other relief therefrom, such as Rule 12d1-4.

7.	Comment: Please clarify whether a Fund will hold a significant amount of covenant-lite loans. If so, please consider adding corresponding risk disclosure regarding their heightened credit risk.

Response:  The Registrant will invest in these loans. The Registrant respectfully refers to disclosure in the section of each Fund’s prospectus entitled “Fund Summaries—Principal Risks—Investment in Loans Risk,” which in part states “[t]he Fund invests in or is exposed to loans and other similar debt obligations that are sometimes referred to as “covenant-lite” loans or obligations, which generally are loans or other similar debt obligations that lack financial maintenance covenants or possess fewer or contingent financial maintenance covenants and other financial protections for lenders and investors. These “covenant-lite” loans or similar debt obligations are particularly subject to the risks associated with investments in loans as described above.” The risks associated with investments in loans referenced in the same section refer to credit risk, which is also discussed under a separate risk entitled “Credit Risk” included in the same “Principal Risks” section. Accordingly, the Registrant believes that the Funds’ prospectus already includes disclosures responsive to this comment.

8.

Comment:  Please confirm whether a Fund will engage in derivatives transactions as part of its principal investment strategies and, if so, that the Fund intends to use all of the derivatives transactions enumerated in its principal investment strategies as principal investments. Also, please disclose the purpose of the derivatives usage, such as hedging or speculation.

Response:  The Registrant confirms that derivatives transactions are principal investment strategies of each Fund. The Registrant respectfully refers to disclosure in section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies.” The Registrant also confirms that each Fund reasonably anticipates using each type of derivative transaction from time to time and using each such transaction for purposes as described in the above-referenced section. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment at this time.

9.

Comment:  The section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies” states that “[t]he Fund employs a diversified, multi-sector strategy focused on under-researched areas of the fixed income universe, including sectors not included in benchmark indices. Please revise the disclosure to reflect examples of the sectors not included in benchmark indices.

Response: The Registrant has implemented changes in response to this comment.

Comments Relating to the Principal Risks

10.	Comment: Please consider re-ordering the principal risks in order of significance, rather than in alphabetical order.

Response:  The Registrant has considered this comment and believes at this point that the current presentation of the principal risks of each Fund is responsive to Item 4 of Form N-1A. The present ordering of risks accurately summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. Given the number of types of principal investments that each Fund can purchase, the Registrant believes that ordering risks in a different fashion than alphabetically would be prone to subjectivity, could become misleading over time, and could obscure risks to investors. Accordingly, the Registrant respectfully declines to implement changes in response to this comment at this time.

11.

Comment:  The section of each Fund’s prospectus entitled “Fund Summaries—Principal Risks—Real Estate Investments Risk” references real estate investment trusts (“REITs”). The staff notes that REITs are not referenced in the section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies.” Please revise the section entitled “Fund Summaries—Principal Investment Strategies” to include REITs or revise the section entitled “Fund Summaries—Principal Risks—Real Estate Investments Risk” to remove the reference to REITs.

Response: The Registrant has implemented changes in response to this comment.

Comment Relating to Performance Information

12.	Comment: Please identify supplementally the appropriate broad-based securities market index for each Fund required by Item 4 of Form N-1A.

Response: The broad-based securities market index for each Fund is Bloomberg U.S. Aggregate Index.

Comments Relating to the Statutory Prospectus

13.

Comment:  In the third paragraph in the section of the Funds’ prospectus entitled “Additional Information Regarding Investment Objectives and Strategies,” please specify percentage limitations for a Fund’s principal investments, if any.

Response: The Registrant has implemented changes in response to this comment.

14.

Comment:  Please revise the section of the Funds’ prospectus entitled “Description of Principal Risks—Investment in Loans Risk” to describe only the risks associated with the types of loans in which a Fund will principally invest. The staff notes that, for example, the section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies” does not indicate that the Fund will invest in unsecured loans or revolving credit facilities, which are included in the section entitled “Description of Principal Risks—Investment in Loans Risk” section.

Response:  The Registrant believes that the current disclosure appropriately describes the principal risks associated with the types of loans in which a Fund will or may principally invest and that more detail in the investment strategies would be unnecessarily technical. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.

15.

Comment:  The sections of the Funds’ prospectus entitled “Fund Summaries—Principal Risks” and “Description of Principal Risks” each includes a risk disclosure entitled “Short Sale and Short Exposure Risk.” Please consider revising the section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies” to reflect the Fund’s strategy to engage in short sales, if accurate, or revise the “Short Sale and Short Exposure Risk” disclosure accordingly.

Response: The Registrant has implemented changes in response to this comment.

16.	Comment: The sections of the Funds’ prospectus entitled “Fund Summaries—Principal Risks” and “Description of Principal Risks” each includes a risk disclosure entitled

“Tender Option Bonds Risk.” Please consider revising the section of each Fund’s prospectus entitled “Fund Summaries—Principal Investment Strategies” to reflect the Fund’s investment in tender option bonds, if accurate, or revise the “Tender Option Bonds Risk” disclosure accordingly.

Response: The Registrant has implemented changes in response to this comment.

17.

Comment:  Please revise the section of the Funds’ prospectus entitled “Principal Risks—Zero Coupon and Payment-In-Kind Securities Risk” to disclose that interest payment deferred on a payment-in-kind loans (“PIK Loans”) are subject to the risk that (1) the borrower may default when the deferred payments are due in cash at the maturity of the loan, (2) interest rates on PIK Loans are higher than those on other loans to reflect the time value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments, (3) market prices of PIK Loans may be more volatile because they are affected to a greater extent by interest rate changes than are other instruments that pay interest periodically, and (4) PIK Loans may have unreliable valuations because accruals require judgment about ultimate collectability of the deferred payments and the value of the associated collateral.

Response: The Registrant has implemented changes in response to this comment.

Comment for Part C

18.	Comment: If a Fund enters into a fund of funds investment agreement pursuant to Rule 12d1-4, please file the agreement as an exhibit to the registration statement.

Response:  The Registrant respectfully believes that its registration statement with respect to the Funds is responsive to this comment because it incorporates by reference to forms of fund of funds investment agreements previously filed as exhibits to the registration statement.

Other General Comments

19.

Comment:  Article 8, Section 2 of the Registrant’s Declaration of Trust sets forth certain requirements, among others, for shareholders to bring a derivative action to enforce the right of the Trust or an affected Series or Class, as applicable. The staff notes, for example, that the Declaration of Trust requires that (1) shareholders submit a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class, as applicable, to file the action itself, (2) shareholders be joined in bringing the derivative action by at least 10 percent of the shareholders of the Trust or the affected Series or Class, as applicable, and (3) the Board of Trustees be given 60 calendar days to consider the written demand. Please describe the above-listed provisions in an appropriate location in the prospectus or the SAI and disclose that the requirement for the 10 percent joinder of shareholders will not apply to any claims brought under the federal securities laws.

Response:  The Registrant has implemented certain changes in response to this comment consistent with the terms of the Registrant’s Declaration of Trust. The Registrant, however, respectfully declines to add any disclosure that the requirement for the 10 percent joinder of shareholders will not apply to any claims brought under the federal securities laws because the relevant provisions of the Declaration of Trust do not state any such limitation. In addition, the Registrant notes that its Declaration of Trust contains a conflicts of law provision that makes clear that, to the extent a provision conflicts with the 1940 Act or with other applicable laws and regulations, “the conflicting provision shall be deemed never to have constituted a part of this Declaration of Trust.” The Registrant believes this conflicts of law provision adequately addresses the SEC staff’s comments regarding the joinder requirement.

20.

Comment:  Article 8 Section 8 of the Registrant’s Declaration of Trust sets for the provision related to forum selection. Please disclose in an appropriate location in the prospectus or the SAI the provision and corresponding risks of such a provision, including with respect to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Registrant has implemented changes in response to this comment consistent with the terms of the Registrant’s Declaration of Trust.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Funds Trust

Appendix A

Guggenheim Active INvestment Series (GAINS) – Core Plus Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.

SHAREHOLDER FEES  (fees paid directly from your investment)

SMA Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[2]	0.23%
Total Annual Fund Operating Expenses	0.23%
Fee Waiver (and/or expense reimbursement)[3]	-0.23%
Total Annual Fund Operating Expenses After Fee Waiver (and/or expense reimbursement)	0.00%

1

The Fund does not pay a management fee. The Fund is a part of “wrap fee” programs, including those sponsored by investment advisers and broker/dealers unaffiliated with the Fund or Guggenheim Partners Investment Management, LLC, also known as Guggenheim Investments (the “Investment Manager”). Participants in these programs pay a “wrap” fee to the sponsor of the program. The Investment Manager is compensated directly or indirectly by wrap fee program sponsors or participants for separately managed account advisory services. You should read carefully the wrap fee brochure provided to you by the sponsor or your investment adviser. The brochure is required to include information about the fees charged to you by the sponsor and the fees paid by the sponsor to the Investment Manager and its affiliates. You pay no additional fees or expenses to purchase shares of the Fund. The Fund is offered to other funds in the Guggenheim Family of Funds, as defined on page 66 of this Prospectus.

2	Other expenses are based on estimated amounts for the current fiscal year.

3

The Investment Manager has contractually agreed through February 1, 2026, to reimburse expenses to the extent necessary to limit the ordinary operating expenses (including distribution (12b-1) fees (if any), but exclusive of brokerage costs, dividends on securities sold short, acquired fund fees and expenses, interest, taxes, litigation, indemnification, and extraordinary expenses) of the Fund to the annual percentage of average daily net assets for SMA Class shares to 0.00%. The agreement will expire when it reaches its termination or when the Investment Manager ceases to serve as such and it can be terminated by the Fund’s Board of Trustees.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although the actual costs may be higher or lower, based on these assumptions your costs (whether or not you redeem your shares at the end of the given period) would be:

SMA Class
1 Year	$0

3 Years	$51

The above Example reflects applicable contractual expense reimbursement arrangements for the current duration of the arrangements only.

Guggenheim Active INvestment Series (GAINS) – Limited Duration Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.

SHAREHOLDER FEES  (fees paid directly from your investment)

SMA Class

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.00%

Distribution and/or Service (12b-1) Fees	None

Other Expenses[2]	0.23%

Total Annual Fund Operating Expenses	0.23%

Fee Waiver (and/or expense reimbursement)[3]	-0.23%

Total Annual Fund Operating Expenses After Fee Waiver (and/or expense reimbursement)	0.00%

1

The Fund does not pay a management fee. The Fund is a part of “wrap fee” programs, including those sponsored by investment advisers and broker/dealers unaffiliated with the Fund or Guggenheim Partners Investment Management, LLC, also known as Guggenheim Investments (the “Investment Manager”). Participants in these programs pay a “wrap” fee to the sponsor of the program. The Investment Manager is compensated directly or indirectly by wrap fee program sponsors or participants for separately managed account advisory services. You should read carefully the wrap fee brochure provided to you by the sponsor or your investment adviser. The brochure is required to include information about the fees charged to you by the sponsor and the fees paid by the sponsor to the Investment Manager and its affiliates. You pay no additional fees or expenses to purchase shares of the Fund. The Fund is offered to other funds in the Guggenheim Family of Funds, as defined on page 66 of this Prospectus.

2	Other expenses are based on estimated amounts for the current fiscal year.

3

The Investment Manager has contractually agreed through February 1, 2026, to reimburse expenses to the extent necessary to limit the ordinary operating expenses (including distribution (12b-1) fees (if any), but exclusive of brokerage costs, dividends on securities sold short, acquired fund fees and expenses, interest, taxes, litigation, indemnification, and extraordinary expenses) of the Fund to the annual percentage of average daily net assets for SMA Class shares to 0.00%. The agreement will expire when it reaches its termination or when the Investment Manager ceases to serve as such and it can be terminated by the Fund’s Board of Trustees.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although the actual costs may be higher or lower, based on these assumptions your costs (whether or not you redeem your shares at the end of the given period) would be:

SMA Class
1 Year	$0
3 Years	$51

The above Example reflects applicable contractual expense reimbursement arrangements for the current duration of the arrangements only.